POMONA INVESTMENT FUND
780 Third Avenue, 46th Floor
New York, NY 10017

Supplement dated November 2, 2021 (“Supplement”) to the Prospectus dated July 29, 2021

This Supplement provides updated information beyond that contained in the Prospectus and should be read in conjunction with the Prospectus.

Effective immediately, the “SUMMARY OF TERMS – PRIVATE EQUITY STRATEGIES” section of the Prospectus is amended by adding the following language after the last line of the section:

Co-Investments. The Fund has received an exemptive order from the SEC that permits the Fund to participate in certain negotiated investments (each, a “co-investment transaction”) alongside other funds managed by the Adviser (the “Order”). The Order is subject to certain terms and conditions, including (i) that a majority of the Trustees of the Board who have no financial interest in the co-investment transaction and a majority of the Independent Trustees approve the co-investment transaction and (ii) that the price, terms and conditions of the co-investment transaction will be identical for each fund participating pursuant to the exemptive relief. These co-investment transactions may give rise to conflicts of interest or perceived conflicts of interest among the Fund and participating funds.

Effective immediately, the “SUMMARY OF TERMS – PURCHASE OF SHARES” section of the Prospectus is replaced in its entirety with the following:

The minimum initial investment in the Fund by an investor is $25,000 for Class A Shares, $1,000,000 for Class I Shares and $5,000,000 for Class M2 Shares. Additional investments in the Fund must be for a minimum amount of $10,000 for each Share Class.

The minimum initial and additional investments may be reduced by either the Fund or the Distributor in the discretion of each for certain investors based on consideration of various factors, including the investor’s overall relationship with the Adviser or Distributor, the investor’s holdings in other funds affiliated with the Adviser or Distributor, and such other matters as the Adviser or Distributor may consider relevant at the time, though Shares will only be sold to “accredited investors.” The minimum initial and additional investments may also be reduced by either the Fund or the Distributor in the discretion of each for clients of certain registered investment advisers and other financial intermediaries based on consideration of various factors, including the registered investment adviser or other financial intermediary’s overall relationship with the Adviser or Distributor, the type of distribution channels offered by the intermediary and such other factors as the Adviser or Distributor may consider relevant at the time.

In addition, the Fund may, in the sole discretion of the Adviser or Distributor, aggregate the accounts of clients of registered investment advisers and other financial intermediaries whose clients invest in the Fund for purposes of determining satisfaction of minimum investment amounts. At the discretion of the Adviser or the Distributor, the Fund may also aggregate the accounts of clients of certain registered investment advisers and other financial intermediaries across Share Classes for purposes of determining satisfaction of minimum investment amounts for a specific Share Class. The aggregation of accounts of clients of registered investment advisers and other financial intermediaries for purposes of determining satisfaction of minimum investment amounts for the Fund or for a specific Share Class may be based on consideration of various factors, including the registered investment adviser or other financial intermediary’s overall relationship with the Adviser or Distributor, the type of distribution channels offered by the intermediary and such other factors as the Adviser or Distributor may consider relevant at the time.

The Fund will accept initial and additional purchases of Shares as of the first business day of each calendar quarter, and proceeds relating to such purchases will represent the Fund’s capital and become the Fund’s assets on such business day. Shares will be sold at the net asset value per Share determined as of such business day. For the initial purchase and at the discretion of the Fund or Distributor thereafter, the investor must submit a completed Investor Application form at least five business days before the applicable purchase date. Notwithstanding this requirement, the Fund and Distributor reserve the right to accept substantially completed applications submitted prior to the applicable purchase date to the extent that any incompleteness in the application is resolved promptly after the Closing Date. All purchases are subject to the receipt of immediately available funds at least three business days prior to the applicable purchase date in the full amount of the purchase to enable the Fund to invest the proceeds expeditiously. An investor who misses one or both of these deadlines will have the effectiveness of the investment in the Fund delayed until the following quarter.

The Fund issues the Shares purchased and an investor becomes a Shareholder with respect to such Shares as of the applicable Closing Date, i.e., the first business day of the relevant quarter. Purchase proceeds do not represent capital of the Fund, and do not become assets of the Fund, until such date.

Any amounts received in advance of the initial or subsequent purchases of Shares are placed in a non-interest-bearing account with the Transfer Agent (as defined herein) prior to their investment in the Fund. The Fund and the Distributor each reserves the right to reject any purchase of Shares in its sole discretion (including, without limitation, when one has reason to believe that an investor is not eligible to invest in the Fund). In addition, to manage cash flows, or for any other reason as determined in the sole discretion of each of the Fund and the Distributor, the Fund or the Distributor may limit or suspend an investor’s ability to purchase Shares of the Fund. Unless otherwise required by applicable law, any amount received in advance of a purchase ultimately rejected by the Fund or the Distributor will be returned to the prospective investor without the deduction of any sales load, fees or expenses.

Effective immediately, the “SUMMARY OF TERMS – ELIGIBLE INVESTORS” section of the Prospectus is replaced in its entirety with the following:

Each investor will be required to certify that the Shares are being acquired directly or indirectly for the account of an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended (the “1933 Act”). Investors who are “accredited investors” are referred to in this Prospectus as “Eligible Investors.” Existing Shareholders seeking to purchase additional Shares will be required to qualify as “Eligible Investors” at the time of the additional purchase. The Distributor or a Selling Agent that offers Shares, or a registered investment adviser (“RIA”) that invests in or recommends Shares for a client, may impose additional eligibility requirements for investors who purchase Shares through the Distributor, such Selling Agent, or such RIA.

Each prospective Shareholder, and, at the request of the Fund or Distributor, each existing Shareholder seeking to purchase additional Shares, must submit a completed Investor Application acceptable to the Adviser and/or Distributor, certifying, among other things, that the Shareholder is an Eligible Investor and will not transfer the Shares purchased except in the limited circumstances permitted. The Adviser and/or Distributor may from time to time impose stricter or less stringent eligibility requirements. The Fund and Distributor reserve the right to accept substantially completed applications submitted prior to the applicable purchase date to the extent that any incompleteness in the application is resolved promptly after the Closing Date. If an Investor Application is not accepted by the Fund by the Closing Date, the subscription will not be accepted at such Closing Date.

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Effective immediately, the “CONFLICTS OF INTEREST – Participation in Investment Opportunities” section of the Prospectus is amended by adding the following language after the last line of the section:

The Fund has received an exemptive order from the SEC that permits the Fund to participate in certain negotiated investments (each, a “co-investment transaction”) alongside other funds managed by the Adviser (the “Order”). The Order is subject to certain terms and conditions, including (i) that a majority of the Trustees of the Board who have no financial interest in the co-investment transaction and a majority of the Independent Trustees approve the co-investment transaction and (ii) that the price, terms and conditions of the co-investment transaction will be identical for each fund participating pursuant to the exemptive relief. These co-investment transactions may give rise to conflicts of interest or perceived conflicts of interest among the Fund and participating funds.

Effective immediately, the third paragraph in the “CONFLICTS OF INTEREST – Other Matters” Section of the Prospectus is deleted in its entirety.

Effective immediately, the following replaces in its entirety the “PURCHASES OF SHARES – Purchase Terms” section of the Prospectus:

PURCHASES OF SHARES

Purchase Terms

The Fund will accept initial and additional purchases of Shares as of the first business day of each calendar quarter. Shares will be sold at the net asset value per Share determined as of such business day. For the initial purchase and at the discretion of the Fund or Distributor thereafter, the investor must submit a completed Investor Application form at least five business days before the applicable purchase date. Notwithstanding this requirement, the Fund and Distributor reserve the right to accept substantially completed applications submitted prior to the applicable purchase date to the extent that any incompleteness in the application is resolved promptly after the Closing Date. All purchases are subject to the receipt of immediately available funds at least three business days prior to the applicable purchase date in the full amount of the purchase to enable the Fund to invest the proceeds expeditiously. An investor who misses one or both of these deadlines will have the effectiveness of the investment in the Fund delayed until the following quarter.

The Fund issues the Shares purchased and an investor becomes a Shareholder with respect to such Shares as of applicable Closing Date, i.e., the first day of the relevant quarter. Purchase proceeds do not represent capital of the Fund, and do not become assets of the Fund, until such date.

Any amounts received in advance of the initial or subsequent purchases of Shares are placed in a non-interest-bearing account with the Transfer Agent prior to their investment in the Fund. The Fund and the Distributor each reserves the right to reject any purchase of Shares in its sole discretion (including, without limitation, when one has reason to believe that an investor is not eligible to invest in the Fund). In addition, to manage cash flows, or for any other reason as determined in the sole discretion of each of the Fund and the Distributor, the Fund or the Distributor may limit or suspend an investor’s ability to purchase Shares of the Fund. Unless otherwise required by applicable law, any amount received in advance of a purchase ultimately rejected by the Fund or the Distributor will be returned to the prospective investor without the deduction of any sales load, fees or expenses.

Investors purchasing Class A Shares in the Fund may be charged a sales load of up to 3.0% of the amount of the investor’s purchase, in the matter set forth below:

Investment Amount	Sales Load
Less than $99,999	3.0%
$100,000 - $249,999	2.0%
$250,000 - $999,999	1.5%
$1,000,000 - $4,999,999	1.0%
$5,000,000 and above	0.0%

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The Distributor and/or a Selling Agent may, at its discretion, waive the sales load for the purchase of Class A Shares of the Fund by or on behalf of:  (i) purchasers for whom the Distributor, the Adviser, or one of their affiliates acts in a fiduciary, advisory, custodial, or similar capacity; (ii) employees and retired employees (including spouses, children, and parents of employees and retired employees) of the Distributor, the Adviser, and any affiliates of the Distributor or the Adviser; (iii) Trustees and retired Trustees of the Fund (including spouses, children, and parents of Trustees and retired Trustees); (iv) purchasers who use proceeds from an account for which the Distributor, the Adviser, or one of their affiliates acts in a fiduciary, advisory, custodial, or similar capacity, to purchase Shares of the Fund; (v) Selling Agents and their employees (and the immediate family members of such individuals); (vi) investment advisers or financial planners that have entered into an agreement with the Distributor that charge a fee for their services and that purchase Shares of the Fund for (1) their own accounts or (2) the accounts of eligible clients; (vii) clients of such investment advisers or financial planners described in (vi) above who place trades for the clients’ own accounts if such accounts are linked to the master account of the investment adviser or financial planner on the books and records of a Selling Agent; (viii) orders placed on behalf of other investment companies that the Distributor, the Adviser or an affiliated company distributes; and (ix) orders placed on behalf of purchasers who have previously invested in the Fund or other funds advised or distributed by the Adviser, Distributor, and any affiliates of the Adviser or Distributor in amounts that, if combined with the new order for Shares of the Fund, may qualify the purchaser for a lesser sales load (or a complete waiver of the sales load).  To receive a sales charge or minimum investment waiver in conjunction with any of the above categories, an investor must, prior to the time of purchase, inform the Selling Agent about the investor’s eligibility for the waiver of the sales load and give the Distributor sufficient information to permit the Distributor to confirm that the investor qualifies for such a waiver.  Notwithstanding any waiver, investors remain subject to eligibility requirements set forth in this Prospectus.

The minimum initial investment in the Fund is $25,000 for Class A Shares, $1,000,000 for Class I Shares and $5,000,000 for Class M2 Shares, and the minimum additional investment in the Fund is $10,000 for each Share Class.

The minimum initial and additional investments may be reduced by either the Fund or the Distributor in the discretion of each for certain investors based on consideration of various factors, including the investor’s overall relationship with the Adviser or Distributor, the investor’s holdings in other funds affiliated with the Adviser or Distributor, and such other matters as the Adviser or Distributor may consider relevant at the time, though Shares will only be sold to “accredited investors.” The minimum initial and additional investments may also be reduced by either the Fund or the Distributor in the discretion of each for clients of certain registered investment advisers and other financial intermediaries based on consideration of various factors, including the registered investment adviser or other financial intermediary’s overall relationship with the Adviser or Distributor, the type of distribution channels offered by the intermediary and such other factors as the Adviser or Distributor may consider relevant at the time.

In addition, the Fund may, in the sole discretion of the Adviser or Distributor, aggregate the accounts of clients of registered investment advisers and other financial intermediaries whose clients invest in the Fund for purposes of determining satisfaction of minimum investment amounts. At the discretion of the Adviser or the Distributor, the Fund may also aggregate the accounts of clients of certain registered investment advisers and other financial intermediaries across Share Classes for purposes of determining satisfaction of minimum investment amounts for a specific Share Class. The aggregation of accounts of clients of registered investment advisers and other financial intermediaries for purposes of determining satisfaction of minimum investment amounts for the Fund or for a specific Share Class may be based on consideration of various factors, including the registered investment adviser or other financial intermediary’s overall relationship with the Adviser or Distributor, the type of distribution channels offered by the intermediary and such other factors as the Adviser or Distributor may consider relevant at the time.

The Fund will accept initial and additional purchases of Shares as of the first business day of each calendar quarter, and proceeds relating to such purchases will represent the Fund’s capital and become the Fund’s assets on such business day.

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The Fund may permit an investor (which for these purposes includes a group of investors that invest in the Fund through the same financial intermediary) to purchase less than the minimum investment for Class I or M Shares in reliance on a Letter of Intent (the “LOI”). An LOI allows an investor to qualify for a Class by combining the investor’s current purchase amount with purchases the investor intends to make in the near future to reach the investment minimum to which the Class is subject. Pursuant to the LOI, an investor may qualify for a Class by aggregating investments over four calendar quarters for Class I Shares or five calendar quarters for Class M2 Shares to reach the investment minimum applicable to the Class, provided that the investor refers to such LOI when placing orders. For purposes of an LOI, the minimum initial investment amount includes all purchases of the given Class over the applicable period based on the total amount of intended purchases plus the amount (i.e., dollars invested) to purchase all Shares previously purchased and still owned. Each investment made during the period is not subject to a sales load charge and is subject to the fees and expenses for the applicable Class. The LOI imposes no obligation to purchase or sell additional Shares. The LOI provides that the first Share purchase following execution of the LOI must be at least 15% of the amount of the intended overall purchase (or such other amount as may be agreed upon between the investor and the Fund or Distributor). For Class I Shares, an investor may make no more than four separate Share purchases to reach the minimum investment pursuant to an LOI.

For the purpose of determining the amount of an investor’s investment in the Fund in order to satisfy the LOI, an investor may aggregate his or her Shares with Shares owned by: (1) the investor’s spouse or domestic partner (as defined below); (2) the investor’s children or step-children under the age of 21; (3) an account held jointly with one or more family members (as defined below); and/or (4) a family trust (as defined below). “Domestic partner,” with respect to the LOI, is defined as an individual (including one of the same gender) to whom the investor is not related by blood and with whom the investor has shared a primary residence for at least six months. “Family trust,” with respect to the LOI, is one in which a family member or a direct lineal descendant(s) of such person is/are the beneficiary(ies), and such person or another family member, direct lineal ancestor or sibling of such person is/are the trustee(s). “Family member,” as used in this paragraph, includes an individual, such individual’s spouse or domestic partner and such individual’s children or step-children under the age of 21.

If following the applicable period (i.e. four calendar quarters for Class I Shares or five calendar quarters for Class M2 Shares) the investor’s total amount invested does not meet the minimum initial investment for the applicable Class, the Fund may redeem the investor’s account or convert the investor’s Shares in the given Class to Class A Shares or another Class subject to a lower minimum initial investment. Upon conversion, the Shares may be subject to increased fees and expenses. Please contact the Fund to obtain an LOI application at 1-844-2-POMONA.

Any Selling Agent or any RIA that invests in or recommends Shares for a client, may impose additional eligibility requirements for investors who purchase Shares through such Selling Agent. The Fund will notify Shareholders of any changes in the investors that are eligible for such reductions. The Fund may repurchase all of the Shares held by a Shareholder if the Shareholder’s account balance in the Fund is less than $10,000 for Class A Shares, $250,000 for Class I Shares and $5,000,000 for Class M2 Shares.

Class M2 Shares are primarily offered for investment through intermediary wealth management platforms associated with private banks or trust companies that provide specialized sub-accounting and shareholder processing services.

Initial and any additional purchases of Shares of the Fund by any Shareholder must be made either via wire transfer of funds or by check. Payment for each purchase (initial or subsequent) of Shares must be made in one installment.

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To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. What this means for each Shareholder: When you open an account, the Fund will ask your name, address, date of birth, and other information that will allow the Fund to identify you. If the Fund is unable to verify your identity, the Fund reserves the right to restrict additional transactions and/or liquidate your account at the next calculated net asset value after your account is closed (less any applicable sales/account charges and/or tax penalties) or take any other action required by law. The Fund has implemented an anti-money laundering compliance program, which includes designation of an anti-money laundering compliance officer.

Please Retain This Supplement for Future Reference

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